FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 16, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐    No    ☒

Press Release

WIMM-BILL-DANN ACQUIRES GEORGIAN FOODS

Moscow, Russia – 16 October 2007 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD], Russia’s leading producer of healthy food products, today announced the acquisition of Georgian Foods Ltd, which is based in Tbilisi, Georgia. The acquisition is in line with Wimm-Bill-Dann’s declared strategy of growing its business by purchasing successful companies with leading market positions and strong brand portfolios.

Georgian Foods is the third largest dairy producer in Georgia and one of the largest dairy factories in Tbilisi. The factory began operations in 2002 and produces both traditional and local varieties of dairy products, including milk, matsioni, sour cream and cottage cheese. The plant has been equipped with state-of-the-art equipment from Tetra Pak.

The Georgian Foods plant is Wimm-Bill-Dann’s first production facility in the Caucasus region. In addition to serving local demand in Georgia, the factory will also supply nearby markets in Armenia and Azerbaijan.

- ends –

Anton Saraikin	Natalya Belyavskaya
Press Secretary	Senior Investor Relations Manager
Wimm-Bill-Dann Foods OJSC	Wimm-Bill-Dann Foods OJSC
Solyanka 13, Moscow, 109028 Russia	Solyanka 13, Moscow, 109028 Russia
Tel: +7 (495) 105 5805 (ext. 116-99)	Tel: +7 (495) 105 5805 (ext. 116-11)
Fax: +7 (495) 105 5800	Fax: +7 (495) 105 5800
SaraikinAS@wbd.ru	BelyavskayaND@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES FOR EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company was founded in 1992.

The Company produces dairy products (the main brands include: Little House in the Village, Neo, 2Bio, 33 Cows, Wonder and more), juices (J7, Favorite Garden, 100% Gold), Essentuki mineral water and Agusha baby food.

The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan and Uzbekistan with over 19,000 employees.

In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2007, Standard & Poor’s Governance Services confirmed WBD’s Corporate Governance Score (CGS) of 7+ (7.7 accordingly on the Russian national scale) and the Company’s score is the highest rating in Russia. The confirmation of the rating reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	October 16, 2007